UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company” or “Telefônica”) (B3: VIVT3; NYSE: VIV), hereby informs its shareholders and the market in general that, on this date, it has completed a corporate reorganization involving its stake in Vivae Educação Digital S.A. (“Vivae” and “Transaction”), a company jointly held by Telefônica and Ânima Holding S.A. The Transaction consisted of the contribution of all Vivae shares held by the Company to the Vivo Ventures Fundo de Investimento em Participações Multiestratégia Investimento no Exterior – Responsabilidade Limitada fund (“Vivo Ventures”), as a means of paying in part of the quotas already subscribed by the Company in said fund, representing a contribution of R$17,375,359.36, according to an independent valuation by a specialized firm. Vivo Ventures is an equity investment fund held by the Company, as the majority quota holder, together with Telefónica Open Innovation, S.L.

As a continuation of the Transaction, Vivae entered into an agreement for a business combination with Ada Tecnologia e Educação S.A. (“Ada”), a company specialized in providing services and developing solutions focused on programming and technology education in the B2B segment. This combination will enable Vivae and Ada to generate synergies and be closer to strategic partnerships in this segment. The completion of the business combination between Vivae and Ada is subject to certain precedent conditions, including the applicable antitrust approval.

São Paulo, October 6, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

Website: ri.telefonica.com.br/en/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 6, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director